UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

OR

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _____ to _____

Commission File Number 0-27918

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

2511 Garden Road
Building A, Suite 200
Monterey, California 93940

B. Name of issuer of the common stock issued pursuant to the Plan and the address of its principal executive office:

Century Aluminum Company
2511 Garden Road
Building A, Suite 200
Monterey, California 93940

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 27, 2006

(4)

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments at fair value:		
Investments in mutual funds	$ 3,394,776	$ 3,113,054
Century Aluminum Company Stock	492,034	206,407
Participant loans	254,381	230,135
	4,141,191	3,549,596
Investments at contract value—		
Guaranteed investment funds	3,345,552	3,214,923
Total investments	7,486,743	6,764,519
Employee contributions receivable	-	75,148
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,486,743	$ 6,839,667

See notes to financial statements.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	$6,839,667	$6,204,365
ADDITIONS:		
Investment income:		
Interest and dividends	99,535	85,850
Net appreciation in fair value	277,797	276,166
Net investment income	377,332	362,016
Employee contributions	652,297	670,892
Total additions	1,029,629	1,032,908
DEDUCTIONS:		
Benefit payments	390,034	412,072
Net transfers	(7,481)	(14,466)
Total deductions	382,553	397,606
NET ADDITIONS	647,076	635,302
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$7,486,743	$6,839,667

See notes to financial statements.

(6)

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1. DESCRIPTION OF THE PLAN

The following brief description of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

General—The Plan, established February 7, 1989, is a defined contribution plan for all employees covered by a collective bargaining agreement in effect between Century Aluminum of West Virginia, Inc. (the "Company") and the United Steelworkers of America, and who participated in the Kaiser Aluminum and Chemical Corporation/United Steelworkers of America Savings Plan on February 6, 1989. All other union employees are eligible for the Plan after they have completed a probationary period of 60 working days. Connecticut General Life Insurance Company ("CIGNA") Retirement & Investment Services served as trustee to the Plan through April 1, 2004. Prudential Financial Company ("Prudential") completed the purchase of CIGNA's retirement business effective April 1, 2004; trust services and recordkeeping services previously provided by CIGNA are now provided by Prudential Bank and Trust, FSB, and Prudential, respectively. Any investments held by CIGNA are now held by Prudential.

Contributions—Participants may elect to have the Company defer up to 100% of their hourly wage subject to Internal Revenue Service limitations. Annual plan pre-tax contributions were limited to $14,000 and $13,000 for 2005 and 2004, respectively; participants 50 years of age or over may make additional catch-up contributions of $4,000 and $3,000 for 2005 and 2004, respectively. The Company does not make contributions to the Plan.

Vesting— Participants are vested immediately in their contributions plus actual earnings thereon.

Participant Accounts—Participants may elect to have their contributions invested in one or all of the investments listed in Note 3, including Century Aluminum Company Stock. All contributions are nonforfeitable and participants can transfer balances between funds quarterly.

Payment of Benefits—Subject to provisions in the Plan, participants are entitled to distributions upon reaching age 59 1/2 or earlier in the case of retirement, death, termination, or hardship.

Participant Loans—Participants may borrow from their fund account a minimum loan amount of $1,000, up to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range from one to five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. The interest rate for loan transactions in 2005 and 2004, was 8.5%. Principal and interest is paid ratably through monthly payroll deductions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—The Plan's investments in pooled separate accounts are reported at fair value as determined from market quotations and other sources as reported to the Plan by Prudential Retirement and Investment Services. Investments in common stock of Century Aluminum Company are valued at the last reported sales price on the last business day of the year. Participant loans are valued at cost, which approximates fair value. The Plan's guaranteed investment contracts are valued at contract value as reported to the Plan by Prudential.

Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expense are reflected as a reduction of net appreciation (depreciation) in the fair market value of such investments.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Administrative Expenses—Administrative expenses of the Plan are paid by the Company.

3. INVESTMENTS

During plan years 2005 and 2004, the investment election options available to participants were as follows:

Prudential Guaranteed Long-Term Fund *
Prudential Guaranteed Government Securities Fund *
Fidelity Advisor Balanced Fund
Balanced I Wellington Management Fund
Credit Suisse Large Cap Value Fund
Fidelity Growth Opportunities Fund
Century Aluminum Company Stock

As of December 31, 2005 and 2004, the fair value of investments that represent 5% or more of net assets available for benefits are as follows:

	2005	2004
Prudential Guaranteed Long-Term Fund *	$ 3,143,546	$ 3,036,148
Fidelity Growth Opportunities Fund	1,574,828	1,521,183
Credit Suisse Large Cap Value Fund	1,235,469	1,098,426
Century Aluminum Company Stock	492,034	**

* Prior to April 1, 2004, CIGNA Guaranteed Long-Term Fund and CIGNA Guaranteed Government Securities Fund.

** Investments were less than 5% of net assets available for benefits.

During the years ended December 31, 2005 and 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $277,797 and $276,166, respectively.

	2005	2004
Mutual Funds	$ 232,258	$ 230,439
Century Aluminum Company Stock	45,539	45,727
	$ 277,797	$ 276,166

4. GUARANTEED INVESTMENT CONTRACTS

Employee contributions to guaranteed investment contract funds are maintained by Prudential (by CIGNA prior to April 1, 2004) in either the Prudential Guaranteed Long-Term Fund or the Prudential Guaranteed Government Securities Fund. Participant contributions and rates of return are guaranteed by Prudential. The accounts are credited with interest earnings on the underlying investments and charged for Plan withdrawals. The guaranteed investment contracts with Prudential are benefit responsive contracts and therefore, are included in the Plan's financial statements at contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Guaranteed Long-Term Fund has a fair value which approximates contract value at December 31, 2005 and 2004. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 3.15% and 3.00% for 2005 and 2004, respectively. The crediting interest rate is determined by Prudential semi-annually and is based on an agreed-upon blending of interest rate conditions.

The Guaranteed Government Securities Fund also has a fair value, which approximates contract value at December 31, 2005 and 2004. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were 1.17% and 0.12% for 2005 and 2004, respectively. The crediting interest rate is determined by Prudential (by CIGNA prior to April 1, 2004) monthly and is based on an agreed upon formula.

5. PLAN TERMINATION

The Company intends to continue the Plan indefinitely. However, the Company has reserved the right to amend or terminate the Plan, in whole or in part, at any time by action of its Board of Directors, subject to the terms of the collective bargaining agreement. In the event the Plan terminates, the participants remain 100% vested in their accounts and the net assets of the Plan will be allocated in accordance with the provisions of ERISA and its related regulations.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Prudential (by CIGNA prior to April 1, 2004). Prudential (previously CIGNA) was the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. In addition, certain Plan investments are shares of Century Aluminum Company. Century Aluminum Company is a related party of the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7. RISKS AND UNCERTAINTIES

The Plan utilizes various investment instruments, including mutual funds, Century Aluminum Company Stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the Internal Revenue Code ("IRC"). The Company and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. SUBSEQUENT EVENT

Effective June 1, 2006, the Company elected to change its trustee from Prudential to T. Rowe Price.

* * * * * *

(10)

SUPPLEMENTAL SCHEDULE

CENTURY ALUMINUM OF WEST VIRGINIA, INC./ UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Current Value
* Prudential	Guaranteed Long-Term Fund	70,750	$ 3,143,546
* Prudential	Guaranteed Government Securities Fund	13,544	202,006
* Prudential	Fidelity Advisor Balanced Fund	7,735	274,863
* Prudential	Balanced I Wellington Management Fund	7,199	309,616
* Prudential	Credit Suisse Large Cap Value Fund	38,147	1,235,469
* Prudential	Fidelity Growth Opportunities Fund	24,878	1,574,828
* Century Aluminum Company	Century Aluminum Company Stock	18,773	492,034
			7,232,362
* Participants	Participant loans— (with maturity dates through 2011 at an interest rate of 8.50%)		254,381
TOTAL			$ 7,486,743

* Party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Century Aluminum Company has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned thereunto duly authorized.

CENTURY ALUMINUM OF WEST VIRGINIA, INC./
UNITED STEELWORKERS OF AMERICA SAVINGS PLAN

BY: ______________________
Michael A. Bless

Executive Vice President, Chief Financial Officer, Member of Retirement Committee
Century Aluminum Company

DATE: June 29, 2006

(13)

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm

(14)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-07239 on Form S-8 of our report dated June 27, 2006, appearing in this Annual Report on Form 11-K of the Century Aluminum of West Virginia, Inc./United Steelworkers of America Savings Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Pittsburgh, Pennsylvania
June 27, 2006